Exhibit 99.29

Mogo Files Final Prospectus in Connection with a Public Offering of Convertible Debentures

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR RELEASE OVER U.S. NEWSWIRE SERVICES/

VANCOUVER, May 24, 2017 /CNW/ - Mogo Finance Technology Inc. (TSX: MOGO; OTCQX: MOGOF) ("Mogo" or the "Company") is pleased to announce that it has filed a final short form prospectus with the securities regulatory authorities in each of the provinces of Canada (other than Québec) in connection with its previously announced, commercially reasonable "best efforts" public offering (the "Offering") of up to $15 million aggregate principal amount of 10% senior secured convertible debentures (the "Debentures"). A receipt for the final prospectus has been issued by the securities regulatory authorities in each of the provinces of Canada (other than Québec). The Offering is expected to close on or about May 31, 2017.

Mackie Research Capital Corporation, Cormark Securities Inc., Canaccord Genuity Inc., Haywood Securities Inc. and M Partners Inc. (the "Agents") are acting as agents under the Offering. Mogo has granted the Agents an option (the "Agent's Option") exercisable at any time up to 48 hours prior to the closing of the Offering to increase the size of the Offering by up to 15%, or up to an additional $2.25 million aggregate principal amount of Debentures.

Net proceeds from the Offering will be used to fund the growth of the Company's loan portfolio, with an emphasis on its long-term loan products. The Company's loans are primarily funded using two credit facilities with Fortress Credit Co LLC, with a portion of each loan being funded by the Company. The net proceeds of the Offering will be used to satisfy such portion of each new loan.

The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Debentures and the common shares issuable upon conversion of the Debentures, subject to the Company fulfilling all of the listing requirements of the TSX on or before August 4, 2017. The Debentures will trade on the TSX under the ticker symbol "MOGO.DB".

A copy of the final short form prospectus relating to the Offering is available on SEDAR (www.sedar.com).

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer of securities for sale nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and such securities may not be offered or sold within the United States absent registration under the U.S. Securities Act or any applicable exemption from the registration requirement thereunder.

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the anticipated closing date and Mogo's intended use of proceeds of the Offering. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. The completion of the Offering and Mogo's intended use of proceeds of the Offering are subject to a number of conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the final short form prospectus, available at www.SEDAR.com. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the best digital banking experience in Canada, with innovative products designed to help consumers get in control of their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to free credit score monitoring, a free spending account, mortgages and personal loans. With more than 400,000 members and growing, Mogo is leading the shift to digital banking in Canada and offering consumers real alternatives to the big banks.

SOURCE Mogo Finance Technology Inc

View original content: http://www.newswire.ca/en/releases/archive/May2017/24/c4089.html

%SEDAR: 00037190E

For further information: Craig Armitage, Investor Relations, craiga@mogo.ca, (416) 347-8954

CO: Mogo Finance Technology Inc

CNW 20:05e 24-MAY-17